Mail Stop 3561

October 15, 2009

Lewis M. Brubaker, Jr.
Senior Vice President and Chief Financial Officer
RoomStore, Inc.
12501 Patterson Avenue
Richmond, Virginia 23238

   Re: **RoomStore, Inc.**
     Amendment No. 2 to Registration Statement on Form S-1
     Filed October 2, 2009
     File No. 333-158373

Dear Mr. Brubaker:

   We have reviewed your response letter and amendment two to your Form S-1 filed October 2, 2009. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors, page 5

  1. We note that in response to comment four of our August 4, 2009 letter you state that you have removed all generic risk factors. We reissue our comment with respect to your risk factor on page six titled "We may be exposed to potential risks resulting from requirements under Section 404 of the Sarbanes-Oxley Act of 2002." You should not present risks that could apply to any issuer or any offering. Please revise or advise us why you believe this risk factor is appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Results of Operations, page 17

2. We note your response to our comment nine from our letter dated August 4, 2009. Your response indicates that FY 2006 was your first tax year and the original accrual differed from the return when it was filed during FY 2007 mainly because of the state differences in what was taxable and how the tax was calculated. Your response also indicates that these differences were reflected in the FY 2007 tax provision. Please explain to us whether these differences resulted from new information, and if so, what that new information was. If these differences reflect errors in your FY 2006 tax accrual that were corrected during FY 2007, please provide us with your qualitative and quantitative assessment of materiality for the periods impacted by the errors which supports your conclusion that the financial statements should not be restated. Please see SAB Topic 1:M and SFAS 154 for further guidance.

Liquidity and Financial Position, page 21

3. We reissue comment 10 of our August 4, 2009 letter. We are unable to identify the revisions you made in response to our comment. For example, it does not appear you amended your discussion to address the increase in "big box" competition. Please revise or advise.

Business, page 24

4. We note that in response to comment 13 of our August 4, 2009 letter you state that you will add additional disclosure concerning your business segments. We further note your revised disclosure on page 24 stating that you consider MDG a separate operating segment. Your discussion under "Our Industry", "Current Position", and "Distribution and Delivery" appear to relate to your RoomStore segment only. It remains unclear to us which portions of your business discussion apply to your MDG segment. Please revise or advise.

5. Please expand your discussion on page 24 regarding the purchase of the assets of Mattress Discounters Corporation East and Mattress Discounters Corporation to provide the events that led to your acquisition of a 75% interest in conjunction with the private investor acquiring the remaining 25%. Please also disclose your rationale for appointing the private investor the CEO of Mattress Discounters Group, LLC and discuss your relationship with the CEO prior to entering into the transaction.

6. We note your disclosure in the second to last full paragraph on page 24 that you provide support services to Mattress Discounters Group under a management

services agreement. Please expand your disclosure to discuss whether the terms of this agreement would be generally available to unaffiliated parties for the provision of the same or similar services.

Our Industry, page 25

7. We reissue comment 15 of our August 4, 2009 letter. We note your revisions to provide specific citations although you did not provide copies of the relevant documents to us, appropriately marked to highlight the sections relied upon as requested.

Director Compensation, page 28

8. We note your revised footnote on page 28 in response to comment 19 of our August 4, 2009 letter stating that you adopted a Non-Employee Director Deferred Compensation Plan in April 2008. Please file this plan as an exhibit to your registration statement. Refer to Item 601(b)(10)(iii) of Regulation S-K.

Compensation Discussion and Analysis, page 29

9. We reissue, in part, comment 20 of our August 4, 2009 letter. Please revise your disclosure to discuss why you provide severance plans. Refer to Item 402(b) of Regulation S-K.

Profit Sharing Plan, page 32

10. We note your revision to the second to last sentence of the first paragraph of this section indicating that you pay profit sharing contributions based on a formula. Please disclose this formula. Refer to Item 402(b)(1)(v) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 34

Related Person Transactions, page 34

11. We note that Ronald Kaplan, a member of your Board of Directors, has a consulting agreement with Mattress Discounters Group, LLC. Please expand your disclosure to discuss whether the terms of this consulting agreement would be generally available to unaffiliated parties for the provision of the same or similar services.

Financial Statements, page F-1

12. Please continue to update your financial statements and related disclosures, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page F-7

Self-Insurance, page F-9

13. We read your response to our comment 31 from our letter dated August 4, 2009 regarding the limits on your self-insurance liability. Please confirm to us, if true, that you have not had significant fluctuations in your self-insurance expense during the periods presented in your financial statements, since we note that you have not discussed self-insurance expense within your analysis of results of operations. In this regard, we read in your Critical Accounting Estimate for self-insurance on page 14 that in the last year you have seen health care costs increase and workers' compensation costs decrease, so it remains unclear to us how you concluded that a discussion of changes in these expenses was not needed as part of your analysis of results of operations.

Exhibit 5.1 Opinion of Brian D. Bertonneau, Counsel for RoomStore, Inc.

14. Please have counsel revise his opinion to consent to being named in the registration statement. Refer to Rule 436 under the Securities Act of 1933.

15. Please have counsel revise his opinion to state whether the securities being registered, when sold, will be legally issued, fully paid and non-assessable. Refer to Item 601(b)(5) of Regulation S-K.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or, in her absence, Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3725 with any other questions.

       Sincerely,

       H. Christopher Owings
       Assistant Director

cc: Brian D. Bertonneau, Esq.
       Richmond Law, PLC
       Via Facsimile (877) 736-3414